                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                           U.S. HOMECARE CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                                 COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)


                                   911819100
        _______________________________________________________________
                                (CUSIP Number)

                          SANDERS MORRIS HARRIS INC.
                               3100 CHASE TOWER
                             HOUSTON, TEXAS 77002
                                (713) 224-3100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 22, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911819100
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sanders Morris Harris Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          66,282
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          66,282
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      66,282
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911819100
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SMM USHO Acquisition Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,422,072
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,422,072
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,422,072
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO.  911819100                  13D


Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock (the "Common Stock") of U.S. HomeCare Corporation, whose principal executive office is located at Two Hartford Square West, Suite 300, Hartford CT 06106.

Item 2. Identity and Background.

     Sanders Morris Harris Inc. is a Texas corporation formerly known as Sanders Morris Mundy Inc. ("SMH"),whose business address is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris Inc. required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris Inc. No corporation or other person is or may be deemed to be ultimately in control of Sanders Morris Harris Inc. Sanders Morris Harris Inc. is a registered broker/dealer.

     SMM USHO Acquisition Corp. is a Texas corporation ("Acquisition"), whose business address is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix B is information concerning the executive officers and directors of Acquisition required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Acquisition. No corporation or other person is or may be deemed to be ultimately in control of Acquisition.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or B has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A or B was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds used by SMH in making purchases of the Issuer's Common Stock were working capital funds of SMH. On December 20, 1999, Acquisition purchased 247,231 shares of $35.00 6% Convertible Preferred Stock $1.00 par value, from SMH for $10.00. The funds used by Acquisition were working capital funds.

Item 4. Purpose of Transaction.

     The securities of the Issuer were originally acquired by SMH in open market transactions and privately negotiated transactions and for SMH for investment purposes only.

CUSIP NO.  911819100                  13D


     Acquisition currently intends to review continuously its equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon its evaluation of the Issuer's business and prospects and upon future developments, Acquisition, or other entities that may be deemed to be affiliates of Acquisition, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, Acquisition has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     Acquisition directly owns 249,231 shares of the Issuer's $35.00 6% Convertible Preferred Stock that are convertible into 5,422,072 shares of Issuer's Common Stock

     Acquisition has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the corporation's shares.

     (a) The aggregate number and percentage of shares of Class A Common Stock of the Issuer beneficially owned by the persons identified In Item 2 is as follows:

CUSIP NO.  911819100                  13D


                           Aggregate Number                  Percentage
    Beneficial Owner         Shares Owned        Class        of Class
    ----------------       ----------------     -------     ------------

Acquisition                         249,231   Convt. Pfrd.        11.53%
Bruce R. McMaken                      3,609   Convt. Pfrd.            *
Sanders Morris Harris                49,966   Common Stock            *
Sanders Morris Harris                   750   Convt. Pfrd.            *
Don A. Sanders                        2,501   Warrants                *

*    Less than one percent.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer except as set forth above.

     The applicable beneficial owners have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable beneficial owner's shares.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D and the following transactions:

     Acquisition made the followings purchases of $35.00 6% Convertible Preferred Stock within the past 60 days:

                     Date      Purchase
Shares             Purchased    Price
------             ---------   ---------

      247,231       12/20/99     $10.00
        1,000       12/21/99       1.00
        1,000       12/21/99       1.00

     SMH sold 19,044,196 shares of Common Stock on December 22, 1999, from its proprietary account to its market maker account for a sales price of $0.00025 per share.

     SMH is a market maker in the Common Stock of the Issuer. The ending positions, total purchases, total sales, and average price of the purchase and sale transactions for the previous two months are as follows:

December 1999 ending balance:                             13,600,151
January 2000 ending balance:                                  20,956

Total purchases for December 1999 and January 2000:       23,117,280
Total sales for December 1999 and January 2000:           42,144,196

CUSIP NO.  911819100                  13D


Average purchase price:                                  $    0.0054
Average sales price:                                     $    0.0168

     (d) Acquisition has the right to receive or the power to direct the receipt of all dividends on the Preferred Stock.

     (e) SMH ceased to be the beneficial owner of more than five percent of the class of securities on January 6, 2000.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

Exhibit                  Title
-------                  -----
Appendix A      -Directors and Executive Officers of Sanders Morris Harris Inc.

Appendix B      -Directors and Executive Officers of SMM USHO Acquisition Corp.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated February 8, 2000



Sanders Morris Harris Inc.


By:     /s/ Ben T. Morris, President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated February 8, 2000

SMM USHO Acquisition, Inc.

By:     /s/ Ben T. Morris, President

CUSIP NO.  911819100                  13D


                                                                      Appendix A


                      Directors and Executive Officers of
                           Sanders Morris Harris Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 3100 Chase Tower, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                             Present Principal Occupation
                                     or Employment;
Name                                Business Address
----                         -----------------------------

Don A. Sanders           Chairman of the Executive Committee
Ben T. Morris            President, Chief Executive Officer, and Director
George L. Ball           Chairman of the Board
John I. Harris           Director
Michael S. Chadwick      Senior Vice President
Charles L. Davis         Vice President, Investment Banking & Assistant
                          Secretary
Bruce R. McMaken         Vice President, Investment Banking
Sandy Williams           Secretary

CUSIP NO.  911819100                  13D


                                                                      Appendix B


                      Directors and Executive Officers of
                           SMM USHO ACQUISITION CORP.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of SMM USHO Acquisition Corp. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 3100 Chase Tower, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                              Present Principal Occupation
                                     or Employment;
Name                                Business Address
----                          -----------------------------

Ben T. Morris            President and Director
Bruce R. McMaken         Vice President and Director